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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5 )*

                        Central Reserve Life Corporation
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                                (Name of Issuer)

                             Shares of Common Stock
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                         (Title of Class of Securities)

                                   155055-10-6
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                                 (CUSIP Number)

 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 3, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

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CUSIP No. 155055-10-6             SCHEDULE 13D   Page    2     of    9    Pages
         ---------------------                       --------    --------

  1       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Turkey Vulture Fund XIII, Ltd.
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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

  3       SEC USE ONLY

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  4       SOURCE OF FUNDS

               WC,BK,AF
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  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  6       CITIZENSHIP OR PLACE OF ORGANIZATION
               Ohio
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                       7       SOLE VOTING POWER
  NUMBER OF                    1,781,365(1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          8       SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            9       SOLE DISPOSITIVE POWER
 Person With                   1,781,365(1)
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,781,365(1)
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 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                      [ X ](2)
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 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.0%(1)
          ---------------------------------------------------------------------

 14       TYPE OF REPORTING PERSON*
          O
          ---------------------------------------------------------------------

          1      Assumes the exercise of the Equity Warrant and the Guaranty
                 Warrants.

          2      See Item 5 herein.


















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CUSIP No. 155055-10-6

         This Amendment No. 5 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting the acquisition of (i) a warrant (the "Equity Warrant") to purchase 360,455 shares of Common Stock, without par value ("Shares"), of Central Reserve Life Corporation, an Ohio corporation ("CRLC");
(ii) a warrant to purchase 60,000 Shares (the "July 1 Guaranty Warrant") and
(iii) 720,910 Shares.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of Schedule 13D is hereby amended and supplemented as follows:

         The Equity Warrant and Shares reported herein as being acquired, are being purchased with a combination of working capital of the Fund and $2.0 million contributed to the Fund by Richard M. Osborne, sole Manager of the Fund. Mr. Osborne borrowed the $2.0 million from Fifth Third Bank ("FTB") on July 5, 1998. In connection with such loan, Mr. Osborne executed a Promissory Note in favor of FTB, dated July 5, 1998 (the "Note"), which matures June 30, 1999. The Note, attached hereto as Exhibit 7.3, bears interest at the prime rate announced by FTB from time to time and is secured by certain securities owned by affiliates of Mr. Osborne.

          The July 1 Guaranty Warrant was issued in consideration of the Guaranty of Mr. Osborne (described more fully in Item 4 to Amendment No. 4 to
Schedule 13D filed by the Fund on December 26, 1997 and herein referred to as the "Guaranty").

Item 4.  Purpose of Transaction.

         Item 4 of Schedule 13D is hereby amended and supplemented as follows:

         Strategic Acquisition Partners, LLC ("SAP") assigned to the Fund Partners' right to purchase the Shares and Warrants reported herein as being acquired by the Fund, which right arose under the Amended and Restated Stock Purchase Agreement by and between, Partners, Insurance Partners, L.P., Insurance Partners Offshore, L.P. and CRLC, dated as of March 30, 1998.

         Mr. Osborne was elected to the Board of Directors of CRLC on July 3, 1998.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of Schedule 13D is hereby amended and supplemented as follows:

         (a) According to the most recently available filing with the Securities and Exchange Commission by CRLC and information known to the Fund, there are 11,495,172 Shares outstanding. If the Equity Warrant, the July 1 Guaranty Warrant and the Fund's warrant to purchase 240,000 Shares, issued in connection with the Guaranty (together with the July 1 Guaranty Warrant, the "Guaranty Warrants") were fully exercised, there would be 12,155,627 Shares outstanding (the "Outstanding Shares").


                                Page 3 of 9 Pages

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CUSIP No. 155055-10-6

         The Fund beneficially owns 1,781,365 Shares, assuming full exercise of the Equity Warrant and the Guaranty Warrants, or approximately 14.0% of the Outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all such Shares.

         Pursuant to the Voting Agreement dated as of July 1, 1998 (the "Closing Date") by and among CRLC; Insurance Partners, L.P. ("IP Delaware"); Insurance Partners Offshore (Bermuda), L.P. ("IP Bermuda" and together with IP Delaware, "Insurance Partners"); SAP; Peter W. Nauert; Michael A. Cavataio; Mercantile Bank of Northern Illinois, Trustee of the Conseco Stock Option Director Plan FBO Michael Cavataio #08590033; Mercantile Bank of Northern Illinois, Trustee of the Conseco Stock Option Director Plan FBO Michael Cavataio #08590034; Karon Hill; Val Rajic; Marc C. Krantz; Krantz Family Limited Partnership; Medical Mutual of Ohio; United Payors and United Providers, Inc.; Howard R. Conant; Joseph Cusimano IRA; Leg Partners SBIC, L.P. and the Fund (collectively, the "Stockholders"), and attached hereto as Exhibit 7.8 (the "Voting Agreement"), the Stockholders have agreed to cause the Board of Directors of CRLC to consist of nine directors, some or all, as applicable, of whom shall consist of the following individuals: (i)(a) four individuals designated by Insurance Partners, so long as IP Delaware, IP Bermuda, their respective affiliates, the respective officers, directors, and employees of the foregoing, and the respective limited partners of IP Delaware and IP Bermuda (collectively, the "IP Group") own Common Stock equal to at least 75% of the Shares owned by the IP Group on the Closing Date, (b) three individuals designated by Insurance Partners, so long as the IP Group owns Shares equal to at least 50%, but less than 75% of the Shares owned by the IP Group on the Closing Date, (c) two individuals designated by Insurance Partners, so long as the IP Group owns Shares equal to at least 25%, but less than 50%, of the Shares owned by the IP Group on the Closing Date, and (d) one individual designated by Insurance Partners, so long as the IP Group owns Shares equal to at least 10%, but less than 25%, of the Shares owned by the IP Group on the Closing Date; (ii)(a) two individuals designated by SAP, so long as SAP and its affiliates (the "SAP Group") own Shares equal to at least 50% of the Shares owned by the SAP Group on the Closing Date, and (b) one individual designated by SAP, so long as the SAP Group owns Shares equal to at least 10%, but less than 50% of the Shares owned by the SAP Group on the Closing Date; and (iii) one individual designated by the Fund, so long as the Fund and its affiliates (the "Osborne Group"), own Shares equal to at least 25% of the Shares owned by the Osborne Group on the Closing Date; (iv) John F. Novatney, Jr. until the earlier to occur of (A) December 31, 1999 or (B) the first date as of which the Company does not have a class of equity securities registered under the Securities Exchange Act of 1934 (the "Exchange Act"); (v) Fred Lick, Jr. until the earlier to occur of (A) December 31, 1999, (B) the first date as of which the Company does not have a class of equity securities registered under the Exchange Act or
(C) expiration of the remaining term of his employment agreement with the Company, as amended; provided that so long as the Company has a class of equity securities registered under the Exchange Act, at least two directors remaining on the Board of Directors shall be "independent" as such term is defined under applicable Nasdaq National Market System, Inc. standards (such directors are referred to herein as "Independent Directors"); provided that none of Insurance Partners, SAP, or the Fund shall be required to designate an individual that constitutes an Independent Director so long as two individuals who constitute Independent Directors are nominated to serve as directors and Insurance Partners, SAP, and the Fund vote for their election; and provided further that CRLC shall not voluntarily be delisted from the Nasdaq National Market System, Inc.



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CUSIP No. 155055-10-6

except in connection with a going private transaction or if CRLC becomes listed on another national securities exchange. Under Nasdaq National Market System, Inc. standards, the term "independent director" means a person other than an officer or employee of CRLC or its subsidiaries or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under the Voting Agreement, each of the Stockholders and their respective transferees, granted each of IP Delaware, SAP and the Fund a proxy to vote the Shares held by such person, in the event such person fails to vote its Shares in accordance with the foregoing provisions of this paragraph. This description of the Voting Agreement is not and does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement.

         In addition, the Voting Agreement provides that the Stockholders will, as promptly as practicable after the Closing Date, vote in favor of an amendment to CRLC's Articles of Incorporation, Code of Regulations, or Bylaws, as the case may be, to eliminate cumulative voting in the election of directors.

         The Voting Agreement further provides that no Stockholder may effect, cause to be effected, or permit any voluntary or involuntary sale, assignment, or transfer ("Transfer") of any Shares or any interest therein, except for Transfers pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), unless the transferee agrees to be bound by the provisions of the Voting Agreement and the Stockholders Agreement (as defined below) and such Transfer is, where applicable, made in compliance with the terms of the Stockholders Agreement. Any Transfer not complying with the provisions of the Voting Agreement will be void ab initio, shall not be effective for any purpose, and any purported transferee of such a Transfer shall not acquire any right or interest in such Shares.

         In addition, CRLC and the Stockholders entered into the Stockholders Agreement dated as of July 1, 1998 (the "Stockholders Agreement"). The description of the Stockholders Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto as Exhibit 7.10. Pursuant to the Stockholders Agreement, each of the Stockholders is provided certain rights in respect of its outstanding Shares in the event of certain sales of Shares by other Stockholders. Specifically, if Insurance Partners disposes of Shares representing more than 20% of the outstanding Shares, the IP Group has the right to require each non-selling Stockholder (each, a "Co-Seller") to transfer a portion of its Shares which represents the same percentage of the fully diluted common stock held by such Co-Seller as the common stock being disposed of by the IP Group represent of the fully diluted Shares held by the IP Group. All Shares transferred pursuant to the foregoing provision of the Stockholders Agreement will be sold at the same price and time and otherwise be treated identically with the Shares being sold by the IP Group.

         The Stockholders Agreement further provides that if any Stockholder desires to effect a transfer of Shares (other than a transfer in an underwritten public offering pursuant to an effective registration statement under the Securities Act) representing more than 20% of the outstanding Shares, then the selling Stockholder must make an offer to each Co-Seller to include in the proposed



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CUSIP No. 155055-10-6

sale a portion of such Co-Seller's Shares which represents the same percentage of such Co-Seller's fully diluted Shares as the Shares being sold by the selling Stockholder represent of its fully diluted Shares.

         Because of the Voting Agreement and Stockholders Agreement, the Fund and the other Stockholders may be deemed to be a group within the meaning of
Section 13(d)(3) of the Exchange Act. If the Stockholders are deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act, the Fund may be deemed to beneficially own 12,351,000 Shares, or approximately 76.5% of the Shares that would be outstanding if each Stockholder had exercised their respective outstanding rights to purchase Shares. The Fund disclaims beneficial ownership of the Shares held by the other Stockholders.

         (b) Except as set forth in the Voting Agreement and the Stockholders Agreement, Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

         (c) Since the filing of Amendment No. 4, the Fund acquired the Equity Warrant to purchase 360,455 Shares, the July 1 Guaranty Warrant to purchase 60,000 Shares and 720,910 Shares from CRLC on July 3, 1998.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of Schedule 13D is hereby amended and supplemented as follows:

         Reference is hereby made to (i) the Voting Agreement attached hereto as
Exhibit 7.8; (ii) the Registration Rights Agreement, dated as of July 1, 1998, by and among CRLC and the Stockholders, and attached hereto as Exhibit 7.9, which provides the Fund and the other Stockholders with certain rights to have their shares registered pursuant to the Securities Act, including the right of the Fund to one demand registration at the expense of CRLC (the "Registration Rights Agreement"); and (iii) the Stockholders Agreement, attached hereto as
Exhibit 7.10.

Item 7.  Material to be Filed as Exhibits.

         Item 7 of Schedule 13D is hereby amended and supplemented as follows:

                  Exhibit 7.3 -- Promissory Note, dated July 6, 1998, executed by Richard M. Osborne in favor of Fifth Third Bank




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CUSIP No. 155055-10-6

           Exhibit 7.4   --   Pledge Agreement by and between the Richard M.
                              Osborne Trust and Fifth Third Bank, dated as of
                              July 6, 1998

           Exhibit 7.5   --   Pledge Agreement by and between Liberty Self Stor,
                              Ltd. and Fifth Third Bank, dated as of July 6,
                              1998

           Exhibit 7.6   --   Third Party Collateral Agreement by and between
                              the Richard M. Osborne Trust and Fifth Third Bank, dated as of July 6, 1998

           Exhibit 7.7   --   Third Party Collateral Agreement by and between
                              Liberty Self Stor, Ltd. and Fifth Third Bank, dated as of July 6, 1998

           Exhibit 7.8   --   The Voting Agreement

           Exhibit 7.9   --   The Registration Rights Agreement

           Exhibit 7.10  --   The Stockholders Agreement




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CUSIP No. 155055-10-6

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 6, 1998                   TURKEY VULTURE FUND XIII, LTD.



                                       By:  /s/ RICHARD M. OSBORNE
                                          ----------------------------------
                                            Richard M. Osborne, Manager




                                Page 8 of 9 Pages

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CUSIP No. 155055-10-6

                                  Exhibit Index



Exhibit 7.3   --  Promissory Note, dated July 6, 1998, executed by Richard M.
                  Osborne in favor of Fifth Third Bank

Exhibit 7.4   --  Pledge Agreement by and between the Richard M. Osborne
                  Trust and Fifth Third Bank, dated as of July 6, 1998

Exhibit 7.5   --  Pledge Agreement by and between Liberty Self Stor, Ltd.
                  and Fifth Third Bank, dated as of July 6, 1998

Exhibit 7.6   --  Third Party Collateral Agreement by and between the
                  Richard M. Osborne Trust and Fifth Third Bank, dated as of July 6, 1998

Exhibit 7.7   --  Third Party Collateral Agreement by and between Liberty Self
                  Stor, Ltd. and Fifth Third Bank, dated as of July 6, 1998

Exhibit 7.8   --  The Voting Agreement

Exhibit 7.9   --  The Registration Rights Agreement

Exhibit 7.10  --  The Stockholders Agreement




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